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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13D/A
                               (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               Western Atlas Inc.
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)

                                  957674 10 4
                                 (CUSIP Number)

                         Lawrence O'Donnell, III, Esq.
                           Baker Hughes Incorporated
                          3900 Essex Lane, Suite 1200
                              Houston, Texas 77027
                                 (713) 439-8600
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 22, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D

CUSIP No.         957674 10 4

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Baker Hughes Incorporated ("Baker Hughes")
         76-0207995
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)  [ ]
                                                                   (B)  [ ]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS
         BK; WC; OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [ ]
         PURSUANT TO ITEMS 2(d) OR 2(E)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
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                           7        SOLE VOTING POWER
       NUMBER OF                    10,905,763*
         SHARES                  ----------------------------------------------
      BENEFICIALLY         8        SHARED VOTING POWER
        OWNED BY                    0
          EACH                   ----------------------------------------------
       REPORTING           9        SOLE DISPOSITIVE POWER
         PERSON                     10,905,763*
          WITH                   ----------------------------------------------
                           10       SHARED DISPOSITIVE POWER
                                    0
                                 ----------------------------------------------
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,905,763*
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES  [ ]
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.6%**
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------------------------------------------------------------------------------

  * The shares of common stock, par value $1.00 per share ("Western Atlas Common Stock"), of Western Atlas Inc. ("Western Atlas") covered by this item are purchasable by Baker Hughes upon exercise of an option granted by Western Atlas to Baker Hughes on May 10, 1998 and described in Item 4 of this Statement. Prior to the exercise of the option, Baker Hughes is not entitled to any rights as a stockholder of Western Atlas as to the shares of Western Atlas Common Stock covered by the option. The option may be exercised only upon the happening of certain events referred to in Item 4, none of which has occurred as of the date hereof. Baker Hughes expressly disclaims any beneficial ownership of the shares of Western Atlas Common Stock purchasable by Baker Hughes upon exercise of the option, because the option is exercisable only in the circumstances referred to in Item 4, none of which has occurred as of the date hereof, and Baker Hughes has no present investment or dispositive power with respect to such shares. If the option were exercised, Baker Hughes would have the sole right to vote or to dispose of the shares of Western Atlas Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 10, 1998, there were 54,802,834 shares of Western Atlas Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.



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                                 Schedule 13D/A
                                       of
                            Baker Hughes Incorporated

Item 1:  Security and Issuer.

         This Amendment to Statement on Schedule 13D relates to shares of common stock, par value $1.00 per share ("Western Atlas Common Stock"), of Western Atlas Inc., a Delaware corporation ("Western Atlas"), and amends the Statement on Schedule 13D filed by Baker Hughes Incorporated ("Baker Hughes") on May 20, 1998 (the "Original Schedule 13D"). Unless otherwise defined, capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4:  Purpose of Transaction

         The response to Item 4 is hereby amended by adding the following:

         On July 22, Baker Hughes, Baker Hughes Delaware I, Inc. ("Merger Sub") and Western Atlas entered into an Amendment to the Merger Agreement (the "Amendment"). Pursuant to the Amendment, (i) Western Atlas no longer has the option to terminate the Merger Agreement based on the Baker Hughes Share Price (as defined in the Merger Agreement) being less than $35.00, (ii) the Exchange Ratio continues to adjust to maintain the value (based on the Baker Hughes Share Price) of the Baker Hughes Common Stock issued for each share of Western Atlas Common Stock at $91.80 as long as the Baker Hughes Share Price is greater than or equal to $34.00 (as compared to $35.00 in the Merger Agreement prior to the execution of the Amendment) and less than $38.25 and (iii) if the Baker Hughes Share Price is below $34.00, the Exchange Ratio will be fixed at 2.7. All other terms of the Merger Agreement remain in place, unaffected by the Amendment.

         The Amendment is filed herewith as Exhibit 7.3 and incorporated herein by this reference. Any summary of the agreement and transactions described herein are qualified in their entirety by the specific language of the Amendment.



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Item 7:  Material to be Filed as Exhibits

         The response to item 7 is hereby amended by adding the following:

7.3 Amendment to Agreement and Plan of Merger, dated as of July 22, 1998, by and among Baker Hughes, Merger Sub and Western Atlas.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.


Date:  July 29, 1998                 By:  /s/ Lawrence O'Donnell, III
                                          -----------------------------------
                                          Lawrence O'Donnell, III
                                          Vice President and General Counsel
                                          of Baker Hughes Incorporated




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                                 EXHIBIT INDEX

7.3 Amendment to Agreement and Plan of Merger, dated as of July 22, 1998, by and among Baker Hughes, Merger Sub and Western Atlas.